UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operations and as Exhibit 2 the unaudited consolidated financial information of Aries Maritime Transport Limited (the “Company”) for the nine month periods ended September 30, 2007 and September 30, 2006. For convenience of reference, attached hereto as Exhibit 3 are the unaudited consolidated statements of income of the Company for the three month periods ended September 30, 2007, June 30, 2007 and September 30, 2006.

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial information for the nine month period ended September 30, 2007, the related notes, and the other financial and other information included in this document. Reference in the following discussion to “our” and “us” and “the Company” refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

Overview

We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company.

Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary’s prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and container transportation services.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

•  obtain the charterer’s consent to us as the new owner;

•  obtain the charterer’s consent to a new technical manager;

•  in some cases, obtain the charterer’s consent to a new flag for the vessel;

•  arrange for a new crew for the vessel;

•  replace all hired equipment on board, such as gas cylinders and communication equipment;

•  negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•  register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•  implement a new planned maintenance program for the vessel; and

•  ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•  employment and operation of our products tankers and container vessels; and

•  management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

The employment and operation of our vessels require the following main components:

•  vessel maintenance and repair;

•  crew selection and training;

•  vessel spares and stores supply;

•  contingency response planning;

•  onboard safety procedures auditing;

•  accounting;

•  vessel insurance arrangement;

•  vessel chartering;

•  vessel hire management;

•  vessel surveying; and

•  vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•  management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•  management of our accounting system and records and financial reporting;

•  administration of the legal and regulatory requirements affecting our business and assets; and

•  management of the relationships with our service providers and customers.

Principal Factors That Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•  charter rates and periods of charterhire;

•  vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•  depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives;

•  financing costs related to our indebtedness, which totaled $284.8 million at September 30, 2007; and

•  fluctuations in foreign exchange rates.

Revenues

At September 30, 2007, all of our revenues were derived from the time, bareboat and voyage charters of our ten products tankers and five container vessels. Our vessels were chartered to reputable charterers with remaining periods ranging from approximately 0.6 to 3 years, with an average of approximately 1.4 years as of September 30, 2007. Our vessels have been employed with these charterers for periods ranging from 0.6 to 3.9 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues for the nine month period ended September 30, 2007 reflect the operation of ten products tankers and five container vessels for the entire period. During this period scheduled out-of-service time primarily related to the High Land and unscheduled out-of service time primarily related to the Ostria, partially decreased our revenues.

Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions

Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 2.5% to 6.5%, with an average of 3.4%. We do not pay chartering commissions for vessels on bareboat charters.

Voyage Expenses

Expenses incurred due to a vessel’s traveling from, a loading port to a discharging port, to repair facilities or on a repositioning voyage, such as fuel (bunkers) cost, port expenses, agent’s fees, canal dues and extra war risk insurance. Typically, under period charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, which are included in “voyage expenses.”

Certain vessel operating expenses are higher during the initial period of a vessel’s operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

General & Administrative Expenses

These expenses include executive and director compensation, audit fees, liability insurance premium and company administration costs.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

Twelve of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

Under the ship management agreements, we agreed to pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which now range from $4,668 to $5,411 per vessel per day. The budgeted total vessel operating expenses, which include the management fees paid to Magnus Carriers at the current rate of $154,891 per annum per vessel, increase by 3% annually and are subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months’ prior notice.

We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the Chinook, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum. On August 8, 2007 we and Magnus Carriers agreed to terminate this arrangement with effect from August 1, 2007.

In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

From August 31, 2007, notice of termination of the twelve existing ship management agreements between Magnus Carriers and certain vessel-owning subsidiaries was delivered to and accepted by Magnus Carriers. The notice of termination included agreement to the termination of the Magnus Carriers’ warranty in respect of vessel operating expenses excesses over agreed budgets. In settlement of the warranty termination with effect from August 1, 2007, Magnus Carriers agreed to pay a total of $5 million in a program of nine monthly installments, commencing September 1, 2007 in an amount of $1 million, followed by equal instalments of $500,000 on the first of each subsequent month up to and including May 1, 2008.

From September 7, 2007, seven of our vessel-owning subsidiaries have each entered into a new ship management agreement with International Tanker Management Limited, or ITM, a company based in Dubai, with respect to the M/T Altius, Fortius, High Land, High Rider, Nordanvind, Ostria and Arius. These ship management agreements with ITM are for a period of one year and may be terminated by either party on two months’ prior notice.

Results of Operations

For the Nine Month Period Ended September 30, 2007 Compared to the Nine Month Period Ended September 30, 2006

Revenues

Total revenues increased by 11% to $74.8 million in the nine month period ended September 30, 2007 compared to $67.1 million in the nine month period ended September 30, 2006. This increase is primarily due to the increase in operating days.

During the nine month period ended September 30, 2007 vessel operating days totaled 4,905, compared to total vessel operating days of 3,885 for the nine month period ended September 30, 2006. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Actual revenue days during the nine month period ended September 30, 2007 totaled 3,789 days, compared to 3,229 days for the nine month period ended September 30, 2006.

Of the total revenue earned by our vessels during the nine month period ended September 30, 2007, 64% was earned by our products tankers and 36% by our container vessels, compared to 53% earned by our products tankers and 47% by our container vessel during the nine month period ended September 30, 2006.

We recognized $5.6 million of deferred revenue during the nine month period ended September 30, 2007 compared to $8.7 million during the nine month period ended September 30, 2006. Deferred revenue arises as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels’ acquisition.

Commissions

Chartering commissions increased by approximately 50% to $1.5 million in the nine month period ended September 30, 2007, compared to $1 million in the nine month period ended September 30, 2006. This is primarily due to the increased number of commissions paid to Magnus Carriers as a result of new period charters and voyage charters during the nine month period ended September 30, 2007.

Voyage Expenses

Voyage expenses increased by approximately 74% to $3.3 million in the nine month period ended September 30, 2007, compared to $1.9 million during the nine month period ended September 30, 2006. This increase is primarily due to the costs incurred by certain vessels traveling on voyage charters and to repair facilities during the nine month period ended September 30, 2007.

Vessel operating expenses

Vessel operating expenses increased by approximately 14% to $22.1 million during the nine month period ended September 30, 2007, compared to $ 19.3 million during the nine month period ended September 30, 2006. These increases are primarily due to higher average running costs during the nine month period ended September 30, 2007.

Under the ship management agreements with Magnus Carriers, if actual operating expenses exceed the set budgeted amount, Magnus Carriers is responsible for 50% of that excess. For the nine months ended September 30, 2007, we accrued approximately $5.5 million from Magnus Carriers in respect of this excess sharing arrangement. For the nine months ended September 30, 2006, we received approximately $4.2 million under the same arrangement.

Of the vessel operating expenses incurred during the nine month period ended September 30, 2007, 56% was incurred by our products tankers and 44% by our container vessels, compared to 57% incurred by our products tankers and 43% by our container vessels during the nine month period ended September 30, 2006.

General & Administrative Expenses

General and administrative expenses increased by 3% to $3.1 million in the nine month period ended September 30, 2007 compared to $3 million for the nine month period ended September 30, 2006.

Depreciation and Amortization

Depreciation increased by approximately 6% to $23 million during the nine month period ended September 30, 2007 compared to $21.8 million during the nine month period ended September 30, 2006. Amortization of dry-docking and special survey costs increased by 37% to $3.7 million in the nine month period ended September 30, 2007, compared to $2.7 million in the nine month period ended September 30, 2006. These increases are attributable to the growth in our fleet and operating days as well as higher dry-docking and special survey expenses.

Management Fees to Related Party

Management fees paid to Magnus Carriers remained at $1.4 million during the nine month period ended September 30, 2007 compared to the nine month period ended September 30, 2006.

Interest Expense

Total interest expense increased by approximately 25% to $17 million during the nine month period ended September 30, 2007, compared to $13.6 million during the nine month period ended September 30, 2006. Interest expense on loans increased by approximately 32% to $15.2 million during the nine month period ended September 30, 2007 compared to $11.5 million during the nine month period ended September 30, 2006, due mainly to the growth of the Company’s fleet and associated increase in debt. Interest expense relating to amortization of deferred financing costs decreased by 29% to $1 million during the nine month period ended September 30, 2007 compared with $ 1.4 million during the nine month period ended September 30, 2006. Interest expense incurred from discounting the deferred revenue expense increased by approximately 29% to $0.84 million during the nine month period ended September 30, 2007 compared to $0.65 million during the nine month period ended September 30, 2006.

Interest Rate Swaps

The marking to market of our seven interest rate swaps in existence as at September 30, 2007 resulted in an unrealized loss of $1.6 million for the nine month period ended September 30, 2007. The marking to market of the same seven interest rate swaps in existence as at September 30, 2006 resulted in an unrealized loss for the nine month period ended September 30, 2006 of $1.9 million.

Net Loss

Net loss was $1.7 million in the nine month period ended September 30, 2007, compared to a net income of $0.7 million for the nine month period ended September 30, 2006. This decrease is mainly due to higher average fleet running costs, increased voyage expenses as fuel and port dues were incurred in connection with certain vessels traveling to repair yards and employed on voyage charters, increased depreciation and amortization charges and increased interest expense.

For the Three Month Period Ended September 30, 2007 Compared to the Three Month Period Ended June 30, 2007

Revenues

Total revenues decreased by 11% to $23.2 million in the three month period ended September 30, 2007 compared to $26 million in the three month period ended June 30, 2007. This decrease in revenues is primarily due to unscheduled and scheduled out-of service time related to certain vessels during the three month period ended September 30, 2007.

During the three month period ended September 30, 2007, vessel operating days totaled 1,380 days, compared to total vessel operating days of 1,365 days for the three month period ended June 30, 2007. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Actual revenue days for three month period ended September 30, 2007 were 1,230 days, compared to 1,325 days for the three month period ended June 30, 2007.

Of the total revenue earned by our vessels during the three month period ended September 30, 2007, 61% was earned by our products tankers and 39% by our container vessels, compared to 72% earned by our products tankers and 28% by our container vessels during the three month period ended June 30, 2007.

We recognized $1.5 million of deferred revenue during the three month period ended September 30, 2007, compared to $1.9 million during the three month period ended June 30, 2007. Deferred revenue arises as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels’ acquisition.

Commissions

Chartering commissions decreased by 17% to $0.5 million during the three month period ended September 30, 2007, compared to $0.6 million in the three month period ended June 30, 2007.

Voyage Expenses

Voyage expenses increased by approximately 11% to $1 million in the three month period ended September 30, 2007, compared to $0.9 million during the three month period ended June 30, 2006. This increase is primarily due the Arius trading in the spot market from expiry of the time charter to ST Shipping effective August 11, 2007.

Vessel operating expenses

Vessel operating expenses increased by approximately 27% to $8.4 million during the three month period ended September 30, 2007, compared to $6.6 million during the three month period ended June 30, 2007. This increase is primarily due to higher average running costs during the three month period ended September 30, 2007.

Under the ship management agreement with Magnus Carriers, if actual operating expenses exceed the set budgeted amount, Magnus Carriers is responsible for 50% of that excess. For the three months ended September 30, 2007, we accrued approximately $1.5 million from Magnus Carriers in respect of this excess sharing arrangement. For the three months ended June 30, 2007, we received approximately $1.2 million under the same arrangement.

Of the vessel operating expenses incurred during the three month period ended September 30, 2007, 63% was incurred by our products tankers and 37% by our container vessels, compared to 55% incurred by our products tankers and 45% by our container vessels during the three month period ended June 30, 2007.

General & Administrative Expenses

General and administrative expenses increased by 114% to $1.56 million in the three month period ended September 30, 2007 compared to $0.73 million for the three month period ended June 30, 2007. This increase is mainly due to a charge of $0.66 million for amortization of the compensation cost from the restricted common stock that the Company awarded to the non-executive directors during the three month period ended September 30, 2007.

Depreciation and Amortization

Depreciation remained at $7.7 million during the three month period ended September 30, 2007 compared to the three month period ended June 30, 2007. Amortization of dry-docking and special survey costs decreased by 8% to $1.2 million in the three month period ended September 30, 2007, compared to $1.3 million in the three month period ended June 30, 2007.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased by approximately 2% to $0.48 million during the three month period ended September 30, 2007 compared to $0.47 million during the three month period ended June 30, 2007.

Interest Expense

Total interest expense decreased by approximately 2% to $5.6 million during the three month period ended September 30, 2007 compared to $5.7 million during the three month period ended June 30, 2007. Interest expense on loans remained at $5.1 million during the three month period ended September 30, 2007 compared to the three month period ended June 30, 2007. Interest expense relating to amortization of deferred financing costs remained at $0.3 million during the three month period ended September 30, 2007 compared to the three month period ended June 30, 2007. Interest expense incurred from discounting the deferred revenue expense decreased by approximately 33% to $0.2 million during the three month period ended September 30, 2007 compared to $0.3 million during the three month period ended June 30, 2007.

Interest Rate Swaps

The marking to market of our seven interest rate swaps in existence as at September 30, 2007 resulted in an unrealized loss of $3.3 million for the three month period ended September 30, 2007, compared to an unrealized gain for the three month period ended June 30, 2007 of $2.2 million.

Net Loss

Net loss was $6.5 million in the three month period ended September 30, 2007, compared to a net income of $4.2 million for the three month period ended June 30, 2007. This decrease is mainly due to higher average fleet running costs, increased General and Administrative expenses and the change in the fair value of derivatives.

For the Three Month Period Ended September 30, 2007 Compared to the Three Month Period Ended September 30, 2006

Revenues

Total revenues decreased by 1% to $23.2 million in the three month period ended September 30, 2007 compared to $23.4 million in the three month period ended September 30, 2006.

During the three month period ended September 30, 2007, vessel operating days totaled 1,380 days, compared to total vessel operating days of 1,380 days for the three month period ended September 30, 2006. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Actual revenue days for three month period ended September 30, 2007 were 1,230 days, compared to 1,115 days for the three month period ended September 30, 2006.

Of the total revenue earned by our vessels during the three month period ended September 30, 2007, 61% was earned by our products tankers and 39% by our container vessels, compared to 58% earned by our products tankers and 42% by our container vessels during the three month period ended September 30, 2006.

We recognized $1.5 million of deferred revenue during the three month period ended September 30, 2007, compared to $2.9 million during the three month period ended September 30, 2006. Deferred revenue arises as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels’ acquisition.

Commissions

Chartering commissions increased by 52% $0.5 million during the three month period ended September 30, 2007, compared to $0.33 million in the three month period ended September 30, 2006. This is primarily due to the increased number of commissions paid to Magnus Carriers as a result of new period charters and voyage charters during the three month period ended September 30, 2007.

Voyage Expenses

Voyage expenses remained at $1 million in the three month period ended September 30, 2007, compared to the three month period ended September 30, 2006.

Vessel operating expenses

Vessel operating expenses increased by approximately 22% to $8.4 million during the three month period ended September 30, 2007, compared to $6.9 million during the three month period ended September 30, 2006. This increase is primarily due to higher average running costs during the three month period ended September 30, 2007.

Under the ship management agreement with Magnus Carriers, if actual operating expenses exceed the set budgeted amount, Magnus Carriers is responsible for 50% of that excess. For the three months ended September 30, 2007, we accrued approximately $1.5 million from Magnus Carriers in respect of this excess sharing arrangement. For the three months ended September 30, 2006, we received approximately $1.5 million under the same arrangement.

Of the vessel operating expenses incurred during the three month period ended September 30, 2007, 61% was incurred by our products tankers and 39% by our container vessels, compared to 55% incurred by our products tankers and 45% by our container vessels during the three month period ended September 30, 2006.

General & Administrative Expenses

General and administrative expenses increased by 81% to $1.56 million in the three month period ended September 30, 2007 compared to $0.86 million for the three month period ended September 30, 2006. This increase is mainly due to a charge of $0.66 million for amortization of the compensation cost from the restricted common stock that the Company awarded to the non-executive directors during the three month period ended September 30, 2007.

Depreciation and Amortization

Depreciation decreased by approximately 2% to $7.7 million during the three month period ended September 30, 2007 compared to $7.9 million during the three month period ended September 30, 2006. Amortization of dry-docking and special survey costs decreased by 14% to $1.2 million in the three month period ended September 30, 2007, compared to $1.4 million in the three month period ended September 30, 2006.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased by approximately 7% to $0.48 million during the three month period ended September 30, 2007 compared to $0.45 million during the three month period ended September 30, 2006.

Interest Expense

Total interest expense increased by approximately 6% to $5.6 million during the three month period ended September 30, 2007 compared to $5.3 million during the three month period ended September 30, 2006. Interest expense on loans increased by approximately 6% to $5.1 million during the three month period ended September 30, 2007 compared to $4.8 million during the three month period ended September 30, 2006. Interest expense relating to amortization of deferred financing costs increased by 11% to $0.3 million in the three month period ended September 30, 2007 compared to $0.27 million for the three month period ended September 30, 2006. Interest expense incurred from discounting the deferred revenue expense decreased by approximately 15% to $0.23 million during the three month period ended September 30, 2007 compared to $0.27 million during the three month period ended September 30, 2006.

Interest Rate Swaps

The marking to market of our seven interest rate swaps in existence as at September 30, 2007 resulted in an unrealized loss of $3.3 million for the three month period ended September 30, 2007, compared to an unrealized loss for the three month period ended September 30, 2006 of $3.9 million.

Net Loss

Net loss was $6.5 million in the three month period ended September 30, 2007, compared to a net loss of $4.6 million in the three month period ended September 30, 2006. This increase was mainly due to higher average fleet running costs and increased General and Administrative expenses.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. On April 27, 2006 we refinanced all our indebtedness under our existing credit facility, which we refer to as our old credit facility, with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, and which provides for the long term financing of the fleet and which provides approximately $51.7 million of undrawn commitment as of September 30, 2007 to enable future growth of the Company through further vessel acquisitions. As of September 30, 2007 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our new credit facility agreement, (5) maintenance of cash reserves to provide for contingencies, and (6) payment of dividends.

We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our new fully revolving credit facility of $360 million will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in April 2011. For further information on our new credit facility please read “Indebtedness” below.

Cash flows

As of September 30, 2007 and December 31, 2006, we had cash balances of $16.3 million and $14.9 million, respectively.

In the three month period ended September 30, 2007, our net cash provided by operating activities was $4.1 million.

In the three month period ended September 30, 2007, our net cash used in investing activities was $0.3 million.

In the three month period ended September 30, 2007, our net cash used in financing activities was $5.4 million.

Indebtedness

We had long-term debt outstanding of $284.8 million at September 30, 2007, compared with $284.8 million at December 31, 2006. Our long-term debt as of September 30, 2007 represents amounts borrowed under our new credit facility. As of September 30, 2007, borrowings under our new credit facility bore an annual interest rate, including the margin, of 7.11%.

We use interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations.

On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers. We drew down under the new credit facility on April 27, 2006 to (i) refinance our existing $140 million drawn term loan; (ii) refinance our existing revolving Acquisition facility, which was drawn to the extent of $94.3 million at March 31, 2006 and (iii) complete the purchase of the Stena Compassion, which required a drawdown in June 2006 in the amount of $50.5 million. The new credit facility has a five year term and is subject to fixed reductions during the five years. As of September 30, 2007 the undrawn element of the commitment reduced to $51.7 million as a result of the issue of a bank guarantee for $1.5 million. The other main terms and conditions of the new credit facility are as follows:

Borrowings under the new credit facility can be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

•  each vessel must be a double-hulled crude or products tanker or container vessel;

•  each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of   acquisition;

•  each vessel’s purchase price may not exceed its fair market value;

•  each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

•  each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

The new credit facility may also be used to the extent of $5 million for general corporate purposes. As of September 30, 2007 $3.5 million of this commitment remained undrawn.

For the first thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The $336.5 million commitment as of September 30, 2007 under our new credit facility is subject to a $11 million reduction every six months from October 3, 2007, with the remaining commitment, after the equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one instalment in April 2011. As of September 30, 2007 the amount available to draw down is $51.7 million.

Indebtedness under the credit facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

•  1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and

•  1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and

•  1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its  market value, is equal to or greater than 60% but less than 65%; and

•  1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

We paid a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility together with the first year’s agency fee of $50,000, and pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

The credit agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•  our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

•  free cash and cash equivalents plus the undrawn element of the $5 million portion of the new credit facility available for general corporate purposes must be no less than 5% of the aggregate of interest bearing debt and the $5 million portion of the new credit facility available for general corporate purposes;

•  our current liabilities, excluding deferred revenue and derivative financial instruments, may not exceed our current assets, excluding derivative financial instruments;

•  the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis. Primarily due to vessel out-of-service time and off-hire days incurred during the year ended December 31, 2006 and consequent adverse effect on revenues, the interest coverage financial covenant contained in the new credit facility would not be met and the lenders agreed to lower the ratio for this covenant. Our lenders have agreed to lower the ratio to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007. For subsequent periods the lower ratio will not apply and the ratio reverts back to 3.00 to 1.00. With effect from January 3, 2007 and until the lower ratio no longer applies, we will pay an increased margin of 1.75%.

•  the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the new credit facility.

In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

•  the failure to pay principal, interest, fees, expenses or other amounts when due;

•  breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

•  the failure of any representation or warranty to be materially correct;

•  the occurrence of a material adverse change (as defined in the credit agreement);

•  the failure of the security documents or guarantees to be effective;

•  judgments against us or any of our subsidiaries in excess of certain amounts;

•  bankruptcy or insolvency events; and

•  the failure of our principal beneficial equity holders to maintain their investment in us.

Contractual Obligations and Contingencies

As of September 30, 2007 significant existing contractual obligations and contingencies included our obligations as borrower under our new credit facility. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of September 30, 2007 (all figures in thousands of U.S. Dollars):

Payment Due by Period

Payment Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligation(1)	284,800	-	14,300	270,500	-
Interest payments(2)	67,708	19,731	38,859	9,118	-
Vessel operating expenses(3)	191,955	22,435	46,909	49,767	72,844
Management fees(4)	17,276	1,928	3,926	4,165	7,257
Rental agreement (5)	758	77	167	184	330

TOTAL	562,497	44,171	104,161	333,734	80,431

Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of September 30, 2007.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of September 30, 2007, assuming a weighted average interest rate of 6.83% per annum.

(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increase by 3% every year under the management agreements, with an assumed start date of October 1, 2007. The vessel operating expenses are subject to adjustments every three years from inception of the ship management agreements and thus may vary.

(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements, with an assumed start date of October 1, 2007. The management fees are subject to adjustments every three years from inception of the ship management agreements and thus may vary. The commercial management fees paid to Magnus Carriers and the technical management fees paid to Ernst Jacob in respect of the Chinook are also included.

(5) Refers to our obligations under a rental agreement for office space for the Company.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

Our debt obligations under our new credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. With effect from January 3, 2007 and until the lower interest cover financial covenant no longer applies the margin will be 1.75%. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. On April 7, 2006 one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million. Under the two remaining swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, effective from January 3, 2006 and until the swap agreements mature in June 2009.

On July 5, 2006 the Company entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, Aries Maritime pays a fixed interest rate of 5.63% per annum on a total of $100 million of the long-term debt drawn under the new credit facility.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.23 million in our interest expense on the $91.5 million unhedged element of drawings under the new credit facility for the three month period ended September 30, 2007.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. Dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. A 1% adverse movement in U.S. dollar exchange rates would have increased our total vessel operating expenses by approximately $25,068 in the three month period ended September 30, 2007.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated financial information included herein.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which are estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies.

Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel’s useful life is adjusted to end at the date such regulations become effective.

In the nine month period ended September 30, 2007, a one year reduction in useful life would increase our total depreciation charge by $1.93 million.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs

Our vessels are required to be dry-docked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

Revenues are generated from bareboat, time and voyage charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

Bareboat and time charter revenues are recorded over the term of the charter as service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurement”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Subsequent Events

On October 1, 2007 AMT Management Ltd entered into an additional office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from October 1, 2007 for nine years at a monthly rental of Euro 4,000 plus stamp duty ($6,000).

On October 31, 2007 the Company made grants of restricted common stock in the amount of 80,000 shares to the two executive directors pursuant to the Company’s 2005 Equity Incentive Plan (“2005 Plan”) adopted by the Company on May 27, 2005. Effective October 31, 2007, the Company adopted the provisions of SFAS No123 “Share-Based payment” (SFAS 123R). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company’s common stock trade on the NASDAQ Global Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite period. The expense is recorded in executive directors’ compensation in the accompanying consolidated statements on income.

On November 15, 2007 the Directors of Aries Maritime declared a dividend of $0.21 per share in respect of the third quarter 2007. The dividend will be paid on November 30, 2007 to shareholders of record as of November 26, 2007.

Exhibit 2

ARIES MARITIME TRANSPORT LIMITED

Unaudited Consolidated Financial Information for the nine month periods ended September 30, 2007 and September 30,  2006

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
 (All amounts expressed in thousands of U.S. Dollars)

			(Unaduited)
		December 31,	September 30,
ASSETS	Notes	2006	2007
Current assets
Cash and cash equivalents		11,612	12,852
Restricted cash	4	3,242	3,489
Trade receivables, net		1,960	2,052
Other receivables		172	504
Derivative financial instruments		671	-
Inventories		1,496	1,950
Prepaid expenses		338	1,552
Due from managing agent		444	266
Due from related parties		2,495	-
Total current assets		22,430	22,665

Vessels and other fixed assets, net		431,396	410,520
Deferred charges, net		4,214	3,524
Restricted cash	4	-	1,526
Total non-current assets		435,610	415,570
Total assets		458,040	438,235

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable, trade		11,828	9,265
Accrued liabilities		7,289	6,058
Deferred income		1,947	1,812
Derivative financial instruments		2,547	3,481
Deferred revenue		6,011	4,748
Due to related parties		-	954
Total current liabilities		29,622	26,318

Long-term debt	5	284,800	284,800
Deferred revenue		11,030	7,512
Total liabilities		325,452	318,630

Commitments and contingencies	5,7	-	-

Stockholders’ equity
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued. Common Stock, $0.01 par value, 100 million shares authorized, 28.5 million shares issued and outstanding at September 30, 2007 (2006: 28.4 million shares)		284	285
Additional paid-in capital	6	132,304	119,320
Total stockholders’ equity		132,588	119,605
Total liabilities and stockholders' equity		458,040	438,235

The accompanying unaudited condensed notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	Notes	(Unaudited) Nine month period ended September 30, 2006	(Unaudited) Nine month period ended September 30, 2007

REVENUES:
Revenue from voyages		67,113	74,793

EXPENSES:
Commissions		(1,004)	(1,486)
Voyage expenses		(1,912)	(3,298)
Vessel operating expenses		(19,254)	(22,069)
General & administrative expenses	6	(3,074)	(3,131)
Depreciation		(21,760)	(22,972)
Amortization of dry-docking and special survey expense		(2,673)	(3,738)
Management fees		(1,478)	(1,540)
		(51,155)	(58,234)
Net operating income		15,958	16,559

OTHER INCOME/( EXPENSES), NET:
Interest expense	5	(13,563)	(17,020)
Interest received		745	590
Other expenses, net		(494)	(211)
Change in fair value of derivatives		(1,935)	(1,605)
Total other income/(expenses), net		(15,247)	(18,246)

NET INCOME/ (LOSS)		711	(1,687)

Earnings per share:
Basic and diluted		$0.03	$(0.06)

Weighted average number of shares:
Basic and diluted		28,416,877	28,439,818

The accompanying unaudited condensed notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)

	(Unaudited) Nine month period ended September 30, 2006	(Unaudited) Nine month period ended September 30, 2007
Cash flows from operating activities:
Net income/ (loss)	711	(1,687)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,760	22,972
Amortization of dry-docking and special survey	2,673	4,663
Amortization and write-off of deferred financing costs	1,218	690
Amortization of deferred revenue	(8,730)	(5,623)
Interest expense of deferred revenue	648	843
Change in fair value of derivative financial instruments	1,935	1,605
Payments for dry-docking / special survey costs	(8,507)	(6,374)
Changes in working capital	6,315	(2,395)
Net cash provided by operating activities	18,023	14,694
Cash flows from investing activities:
Vessel acquisitions / additions	(101,303)	(380)
Other fixed asset acquisitions	(47)	(5)
Net cash used in investing activities	(101,350)	(385)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	100,980	-
Proceeds from termination of derivative financial instruments	489	-
Payment of financing costs	(2,746)	-
Restricted cash for contingent liability	-	(1,534)
Restricted cash for loan payments	(3,287)	(239)
Proceeds from issuance of capital stock	-	664
Dividends paid	(19,608)	(11,960)
Net cash provided by/(used in) financing activities	75,828	(13,069)
Net (decrease)/ increase in cash and cash equivalents	(7,499)	1,240
Cash and cash equivalents
Beginning of period	19,248	11,612
End of period	11,749	12,852

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	6,821	14,860

The accompanying unaudited condensed notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements

1.	Organization and Basis of Presentation

The principal business of Aries Maritime Transport Limited (the “Company” or “Aries Maritime”) is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of certain of the companies listed below (companies 1 through to 12):

Company Name	Country of Incorporation	Vessel Name	Date of Vessel Acquisition

1. Mote Shipping Ltd.	Malta	**	-
2. Statesman Shipping Ltd.	Malta	**	-
3. Trans Continent Navigation Ltd.	Malta	**	-
4. Trans State Navigation Ltd.	Malta	**	-
5. Rivonia Marine Limited	Cyprus	*	-
6. Robin Marine Limited	Cyprus	*	-
7. Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1 ex ANL Energy	April 28, 2004
8. Bora Limited	British Virgin Islands	**	-
9. Dynamic Maritime Co.	Marshall Islands	M/V MSC Oslo ex SCI Tej	June 1, 2004
10. Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope	July 26, 2004
11. Vintage Marine S.A.	Marshall Islands	M/T Arius ex Citius	August 5, 2004
12. Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	December 9, 2004
13. AMT Management Ltd.	Marshall Islands	-	-
14. Land Marine S.A.	Marshall Islands	M/T High Land**	March 7, 2003
15. Rider Marine S.A.	Marshall Islands	M/T High Rider**	March 18, 2003
16. Altius Marine S.A.	Marshall Islands	M/T Altius**	June 24, 2004
17. Seine Marine Ltd.	Marshall Islands	M/V CMA CGM Seine	June 24, 2005
18. Makassar Marine Ltd.	Marshall Islands	M/V Saronikos Bridge ex CMA CGM Makassar	July 15, 2005
19. Fortius Marine S.A.	Marshall Islands	M/T Fortius**	August 2, 2004
20. Chinook Waves Corporation	Marshall Islands	M/T Chinook	November 30, 2005
21. Santa Ana Waves Corporation	Marshall Islands	***	-
22. Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	June 16, 2006
23. Compass Overseas Ltd.	Bermuda	M/T Stena Compass	February 14, 2006
24. Ostria Waves Ltd.	Marshall Islands	M/T Ostria ex Bora**/***	May 25, 2004

* These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

** These vessels were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd, Trans State Navigation Ltd and Bora Limited to Altius Marine S.A., Land Marine S.A., Rider Marine S.A., Fortius Marine S.A. and Ostria Waves Ltd in November, July, August, November 2005 and January 2007 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003, on August 2, 2004 and on May 25, 2004 respectively.

***Santa Ana Waves Corporation was incorporated on March 23, 2006. Ostria Waves Ltd was incorporated on November 27, 2006.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

1.          Organization and Basis of Presentation, cont’d

Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime had been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves were represented by ‘Invested Equity’.

In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime’s ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

After March 17, 2005, the financial statements reflect the consolidated results of Aries Maritime.

On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as “the Group”.

2.	Summary of Significant Accounting Policies

Basis of presentation:
The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Aries Maritime Transport Limited consolidated financial position, results of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for the interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Aries’ annual report on Form 20-F with the Securities Exchange Commission.

Principles of Consolidation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation:
The functional currency of the Group is the U.S. Dollar because the Group’s vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents:
The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:
Various restricted cash accounts held by the Group, consisting mainly of (i) retention and debt reserve accounts, which are restricted for use as general working capital unless such balances exceed the next quarter’s loan payments due to the vessel-owning companies’ lenders and (ii) a cash collateral deposit from a related party securing a contingent liability. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets in respect of (i) and within non-current assets in respect of (ii).

Trade Receivables:
The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the nine month period ended September 30, 2007 and for the year ended December 31, 2006 and the Group has not written off any trade receivables during these periods.

Inventories:
Inventories which comprise of bunkers, lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessels and Other Fixed Assets:
Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

The component of each new vessels’ initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessels’ cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessels’ capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels’ costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Accounting for Special Survey and Dry-docking Costs:
The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

Deferred Revenue:
The Group values any liability arising from the below market value bareboat and time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group’s weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets:
Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group’s vessels indicated that no impairment loss has occurred in any of the periods presented.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

2.           Summary of Significant Accounting Policies (continued)

Depreciation of Vessels and Other Fixed Assets:
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton.  Management estimates the useful life of the Group’s vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels’ useful lives.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:                                                                           5 years
Computer equipment and software:                                                                         5 years

Financing Costs:
Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense:
Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:
Revenues are generated from bareboat, time and voyage charters. Bareboat, time and voyage charter revenues are recorded over the term of the charter as the service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance:
Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

2.           Summary of Significant Accounting Policies (continued)

Derivative Instruments:
Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities.  Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income.  If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2006, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheet and statement of income, respectively.

Segment Reporting:
The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Earnings Per Share:
The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

3.	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ``Fair Value Measurement''. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

4. Restricted Cash

	December 31,	September 30,
	2006	2007

Retention account	3,232	3,472
Short term restricted account	10	17
Long term restricted account	-	1,526
	3,242	5,015

Cash deposited in the retention account was made available for loan interest payments within three months of being deposited.

Long term restricted account balance represents cash deposited by Magnus Carriers Corporation (“Magnus Carriers”) as security for the issue of a bank guarantee of $1.5 million (refer to note 5).

5. Long-Term Debt

Vessel		Balance as of September 30, 2007

M/T Altius		17,333
M/V CMA CGM Seine		13,565
M/T Ostria ex Bora		11,220
M/T Nordanvind		11,890
M/T High Land		9,043
M/T High Rider		8,708
M/T Arius ex Citius		7,201
M/V Ocean Hope		8,373
M/V Energy 1 ex CMA CGM Energy		10,885
M/V SCI Tej ex CMA CGM Force		10,885
M/V Saronikos Bridge ex CMA CGM Makassar		13,565
M/T Fortius		17,332
M/T Chinook		32,600
M/T Stena Compass		56,100
M/T Stena Compassion		56,100
	Total	284,800
	Short term	-
	Long term	284,800
		284,800

Senior secured credit agreement
Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, was used to replace the previous $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries collateralised by first preferred mortgages over their vessels which have a net book value of $397.04 million at September 30, 2007 (2006: $419.6 million), excluding capitalized dry-docking and special survey costs. The $360 million commitment contained in the revolving credit facility is subject to an $11 million reduction every six months from April 3, 2006, with the remaining commitment, after the nine equal semi-annual reductions, of $261 million to be reduced to zero or repaid in full in one instalment in April, 2011. As at September 30, 2007 the undrawn element of the commitment reduced to $51.7 million as a result of the issue of a bank guarantee of $1.5 million resulting in the 2009 repayments increasing from $1.8 million to $3.3 million.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

5.	Long-Term Debt (continued)

The debt agreement also contains various covenants, which the Company is required to meet quarterly, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and retention account and (g) minimum insurance values. In addition, Magnus Carriers is required to maintain a credit balance in an account with the lender of at least $1 million. The debt agreement also requires the Group’s two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company.

As at September 30, 2007 repayments of the long-term debt under the new credit facility are due as follows:

2009	3,300
2010	22,000
2011	259,500
Total amount	284,800

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. The effective interest rate at September 30, 2007 was 7.11% p.a. for the revolving credit facility.

Primarily due to vessel out-of-service time during the year ended December 31, 2006, the interest coverage ratio financial covenant contained in the debt agreement would not be met and the lender granted a relaxation from 3.00 to 1.00 to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007. For subsequent periods the relaxation will not apply and the ratio reverts back to 3.00 to 1.00. With effect from January 3, 2007 and until the relaxation of this covenant no longer applies, the Company will pay an increased margin of 1.75%.

6.	Stock-Based Compensation

On August 9, 2007 the Company made grants of restricted common stock in the amount of 120,000 shares to the three non-executive directors pursuant to the Company’s 2005 Equity Incentive Plan (“2005 Plan”) adopted by the Company on May 27, 2005. Effective August 9, 2007, the Company adopted the provisions of SFAS No123 “Share-Based payment” (SFAS 123R). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company’s common stock trade on the NASDAQ on the grant date and recognizes the cost as expense on a straight-line basis over the requisite period. The expense is recorded in non-executive directors’ compensation in the accompanying consolidated statements on income.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

6.	Stock-Based Compensation (continued)

As of September 30, 2007 there was $0.5 million of unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at September 30, 2007 is expected to be recognized as a compensation expense over a weighted average period of 3 years as follows:

2007	124
2008	323
2009	78
Total amount	525

7.	Commitments and Contingent Liabilities

(a) Commitments

Management agreements
From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers, a related party with common ultimate beneficial stockholders.  These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of an initial management fee of $146,000 per annum for technical management services.

From November 30, 2005, Chinook Waves Corporation commenced operating the vessel M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH (“Ernst Jacob”). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and received an initial annual management fee of Euro 128,000.

From August 8, 2007 a variation in the terms of the commercial management agreement between Chinook Waves Corporation and Magnus Carriers was agreed, whereby the annual $60,000 fee payable to Magnus Carriers under this agreement ceased with effect from August 1, 2007.

From August 31, 2007 notice of termination of the twelve existing ship management agreements between Magnus Carriers and certain vessel-owning subsidiaries was delivered to and accepted by Magnus Carriers. The notice of termination included agreement to the termination of the Magnus Carriers’ warranty in respect of vessel operating expenses excesses over agreed budgets. In settlement of the warranty termination with effect from August 1, 2007, Magnus Carriers agreed to pay a total of $5 million in a program of nine monthly instalments, commencing September 1, 2007 in an amount of $1 million, followed by equal instalments of $500,000 on the first of each subsequent month up to and including May 1, 2008.

From September 7, 2007 seven vessel-owning subsidiaries entered into new ship management agreements with International Tanker Management Limited (“ITM”), based in Dubai. ITM and the vessel-owning companies of M/T Altius, Fortius, High Land, High Rider, Nordanvind, Ostria and Arius have entered into annual ship management agreements, which are cancellable by either party with two months notice.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
Condensed Notes to the Consolidated Financial Statements (continued)

7.	Commitments and Contingent Liabilities (continued)

(a) Commitments (continued)

Rental agreement
On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from December 1, 2005 for ten years at a monthly rental of Euro 4,000 plus stamp duty ($6,000).

The following table sets out long-term commercial obligations for rent and management fees, outstanding as of September 30, 2007:

2007	487
2008	1,969
2009	2,029
2010	2,092
2011 and thereafter	11,458
18,035

(b) Contingencies

Legal proceedings
There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group’s business.  In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group’s results of operations, financial position or cash flows.

On June 18, 2007 a bank guarantee was issued for $1.5 million as security for a claim made by Trafigura Beheer BV, the charterers of M/T Ostria, against the vessel-owning company, Ostria Waves Ltd. Security for the bank guarantee was obtained from Magnus Carriers in the form of cash deposited in a restricted account in the name of Ostria Waves Ltd with the issuing bank (refer to note 4).

8.	Post Balance Sheet Events

On October 1, 2007 AMT Management Ltd entered into an additional office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from October 1, 2007 for nine years at a monthly rental of Euro 4,000 plus stamp duty ($6,000).

On October 31, 2007 the Company made grants of restricted common stock in the amount of 80,000 shares to the two executive directors pursuant to the Company’s 2005 Equity Incentive Plan (“2005 Plan”) adopted by the Company on May 27, 2005. Effective October 31, 2007, the Company adopted the provisions of SFAS No123 “Share-Based payment” (SFAS 123R). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company’s common stock trade on the NASDAQ on the grant date and recognizes the cost as expense on a straight-line basis over the requisite period. The expense is recorded in executive directors’ compensation in the accompanying consolidated statements on income.

On November 15, 2007 the Directors of Aries Maritime declared a dividend of $0.21 per share in respect of the third quarter of 2007. The dividend will be paid on November 30, 2007 to stockholders on record as of November 26, 2007.

SK 23248 0002 831072

Exhibit 3

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED
STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED
SEPTEMBER 30, 2007 AND JUNE 30, 2007
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Three month period ended September 30, 2007	Three month period ended June 30, 2007

REVENUES:
Revenue from voyages	23,221	25,999
EXPENSES:
Commissions	(526)	(564)
Voyage expenses	(1,043)	(865)
Vessel operating expenses	(8,356)	(6,646)
General and administrative expenses	(1,559)	(729)
Depreciation	(7,670)	(7,657)
Amortization of dry-docking and special survey expense	(1,213)	(1,338)
Management fees	(516)	(514)
	(20,883)	(18,313)
Net operating income	2,338	7,686

OTHER INCOME (EXPENSES):
Interest expense	(5,646)	(5,742)
Interest received	217	198
Other expenses, net	(33)	(83)
Change in fair value of derivatives	(3,336)	2,181
Total other expenses, net	(8,798)	(3,446)

NET (LOSS) INCOME	(6,460)	4,240

Earnings per share:
Basic and diluted	$(0.23)	$0.15

Weighted average number of shares:
Basic and diluted	28,439,818	28,416,877

OTHER FINANCIAL DATA

(All amounts in thousands of U.S. dollars)	Three month period ended September 30, 2007	Three month period ended June 30, 2007
Net cash provided by operating activities	4,122	4,908
Net cash used in investing activities	(314)	(5)
Net cash used in financing activities	(5,386)	(5,771)

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED
STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED
SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Three month period ended September 30, 2007	Three month period ended September 30, 2006

REVENUES:
Revenue from voyages	23,221	23,374
EXPENSES:
Commissions	(526)	(334)
Voyage expenses	(1,043)	(1,043)
Vessel operating expenses	(8,356)	(6,873)
General and administrative expenses	(1,559)	(858)
Depreciation	(7,670)	(7,945)
Amortization of dry-docking and special survey expense	(1,213)	(1,366)
Management fees	(516)	(494)
	(20,883)	(18,913)
Net operating income	2,338	4,461

OTHER INCOME (EXPENSES):
Interest expense	(5,646)	(5,333)
Interest received	217	266
Other expenses, net	(33)	(147)
Change in fair value of derivatives	(3,336)	(3,854)
Total other expenses, net	(8,798)	(9,068)

NET LOSS	(6,460)	(4,607)

Earnings per share:
Basic and diluted	$(0.23)	$(0.16)

Weighted average number of shares:
Basic and diluted	28,439,818	28,416,877

OTHER FINANCIAL DATA

(All amounts in thousands of U.S. dollars)	Three month period ended September 30, 2007	Three month period ended September 30, 2006
Net cash provided by operating activities	4,122	902
Net cash used in investing activities	(314)	(85)
Net cash used in financing activities	(5,386)	(7,526)

SK 23248 0002 831074

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: November 21, 2007	By:	/s/ Richard J.H. Coxall
Richard J.H. Coxall
Chief Financial Officer

SK 23248 0002 831069 v3